SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of September, 2009
Commission File Number 1-33208
SOLARFUN POWER HOLDINGS CO., LTD.
666 Linyang Road
Qidong, Jiangsu Province 226200
People’s Republic of China
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑               Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐               No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K iin paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐               No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes ☐               No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURES
EX-99.1 Equity Distribution Agreement
EX-99.2 Consent of Independent Registered Public Accounting Firm

Solarfun Power Holdings Co., Ltd. (the “Company”) is furnishing under the cover of Form 6-K:
99.1 Equity Distribution Agreement
The Company filed today a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to US$30,000,000 aggregate sale price of American Depositary Shares, each representing five ordinary shares, par value US$0.0001 per ordinary share, pursuant to the Company’s Registration Statement on Form F-3 (Registration No. 333-152005).
Attached hereto as Exhibit 99.1 is the Equity Distribution Agreement, dated September 17, 2009, by and between the Company and Morgan Stanley & Co. Incorporated.
99.2 Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLARFUN POWER HOLDINGS CO., LTD
Date: September 17, 2009	By:	/s/ Ping Peter Xie
		Name:	Ping Peter Xie
		Title:	President of Solarfun Power Holdings Co., Ltd.